Orbis
Grupa Hotelowa

Warsaw, 2007-11-28.

07028834

United States Securities and Exchange Commission Washington D.C. 20549 USA

SUPPL

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report No. 30/2007.
Best regards

Krzysztof Gerula

Vice-President

1/2/08

Current report no 30/2007

"Orbis" S.A., 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw XII Commercial Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital of PLN 92,154,016 (paid-up in full), tax identification number NIP 526-025-04-69, hereby informs that the following shareholders held at least 5% of the total number of votes at the Extraordinary General Meeting of Orbis S.A. Shareholders held on November 20, 2007:

1) ACCOR S.A., which represented 18,651,924 votes out of the aggregate number of 30,437,380 votes represented at the above mentioned General Meeting.

The number of 18,651,924 votes represented by ACCOR S.A. at this General Meeting of Shareholders accounted for 61.279663% out of the aggregate number of 30,437,380 votes represented at the above mentioned Meeting.

The number of 18,651,924 votes represented by ACCOR S.A. at this General Meeting of Shareholders accounted for 40.479894% out of the aggregate number of 46.077.008 votes carried by all shares issued by "Orbis" S.A.

2) Commercial Union OFE BPH CU WBK, which represented 3,500,000 votes out of the aggregate number of 30,437,380 votes represented at the above mentioned General Meeting.

The number of 3,500,000 votes represented by Commercial Union OFE BPH CU WBK at this General Meeting of Shareholders accounted for 11.499019% out of the aggregate number of 30,437,380 votes represented at the above mentioned Meeting.

The number of 3,500,000 votes represented by Commercial Union OFE BPH CU WBK at this General Meeting of Shareholders accounted for 7,595979% out of the aggregate number of 46.077.008 votes carried by all shares issued by "Orbis" S.A.

3) ACCOR POLSKA Spółka z o.o., which represented 2,303,849 votes out of the aggregate number of 30,437,380 votes represented at the above mentioned General Meeting.

The number of 2,303,849 votes represented by ACCOR POLSKA Spółka z o.o. at this General Meeting of Shareholders accounted for 7.569143% out of the aggregate number of 30,437,380 votes represented at the above mentioned Meeting.

The number of 2,303,849 votes represented by ACCOR POLSKA Spółka z o.o. at this General Meeting of Shareholders accounted for 4.999997% out of the aggregate number of 46.077.008 votes carried by all shares issued by "Orbis" S.A.

4) ARKA BZ WBK AKCJI FIO, which represented 1,600,000 votes out of the aggregate number of 30,437,380 votes represented at the above mentioned General Meeting.

The number of 1,600,000 votes represented by ARKA BZ WBK AKCJI FIO at this General Meeting of Shareholders accounted for 5.256694% out of the aggregate number of 30,437,380 votes represented at the above mentioned Meeting.

The number of 1,600,000 votes represented by ARKA BZ WBK AKCJI FIO at this General Meeting of Shareholders accounted for 3.472448% out of the aggregate number of 46.077.008 votes carried by all shares issued by "Orbis" S.A.

5) ARKA BZ WBK ZRÓWNOWAŻONY FIO, which represented 1,600,000 votes out of the aggregate number of 30,437,380 votes represented at the above mentioned General Meeting.

The number of 1,600,000 votes represented by ARKA BZ WBK ZRÓWNOWAŻONY FIO at this General Meeting of Shareholders accounted for 5.256694% out of the aggregate number of 30,437,380 votes represented at the above mentioned Meeting.

The number of 1,600,000 votes represented by ARKA BZ WBK ZRÓWNOWAŻONY FIO at this General Meeting of Shareholders accounted for 3.472448% out of the aggregate number of 46.077.008 votes carried by all shares issued by "Orbis" S.A.

END